SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*


                       EDGEWATER FOODS INTERNATIONAL, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    280311101
                 ----------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 29, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 9 pages

CUSIP No.:  280311101

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   - 2,438,046
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   - 0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER   - 2,438,046

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,438,046

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 9 pages

CUSIP No.:  280311101

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   - 2,438,046
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER   - 2,438,046

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,438,046

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

14   TYPE OF REPORTING PERSON

     CO

                                Page 3 of 9 pages

CUSIP No.:  280311101

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   - 2,438,046
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER   - 2,438,046

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,438,046

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

14   TYPE OF REPORTING PERSON

     IA

                                Page 4 of 9 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Edgewater Foods International, Inc., a Nevada corporation (the "Company" or the "Issuer"), with its principal executive offices located at 5552 West Island Highway, Qualicum Beach, British Columbia, Canada V9K 2C8.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); and (3) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The Investment Manager serves as the investment manager of the Fund. Mr. Benowitz is the Managing Member of the Investment Manager and a Director of the Fund.

         The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the "Directors and Officers").

         (d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The funds used to acquire the 37,500 shares of Series D Preferred Stock described in Item 4 of this Schedule 13D will be from working capital of the Fund, and the amount of funds will total $1,500,000.

ITEM 4.  Purpose of Transaction.

Series D Convertible Preferred Stock Purchase Agreement

         On May 29, 2008, the Fund entered into a Series D Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement") with the Issuer, whereby the Fund committed, subject to the satisfaction of certain closing conditions, which as of this date have not been satisfied, to purchase 37,500 shares of the Issuer's Series D Convertible Preferred Stock, par value $0.001 per share ("Series D Preferred Stock") for a purchase price of $1,500,000. Pursuant to the Purchase Agreement, additional investments of up to an aggregate of $2,000,000 of Series D Preferred Stock may be made in subsequent closings to be completed no later than June 30, 2008. Notwithstanding the foregoing to the contrary,

                                Page 5 of 9 pages
pursuant to the Purchase Agreement, the Fund is also committed to investing an additional $500,000 no later than 90 days from the Initial Closing Date (as defined in the Purchase Agreement) provided that the Issuer has hired a Chief Operating Officer acceptable to the Fund.

         Pursuant to the Purchase Agreement, the Issuer filed a Certificate of Designation of the Relative Rights and Preferences of the Series D Convertible Preferred Stock on May 29, 2008 (the "Certificate of Designation"). The Certificate of Designation designates 380,000 shares of authorized preferred stock as Series D Preferred Stock, which ranks junior to the Series A, Series B and Series C Convertible Preferred Stock, but senior to the Issuer's Common Stock. As of the date hereof, the Fund holds 5,366,666 shares of Series A Convertible Preferred Stock, 172 shares of Series B Convertible Preferred Stock and 747,870 shares of Series C Convertible Preferred Stock, which in aggregate are convertible into 7,610,276 shares of Common Stock. In addition, the Fund holds 2,052,518 shares of Common Stock. Except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the Series D Preferred Stock and except as otherwise required by Nevada law, the shares of Series D Preferred Stock have no voting rights. In the event of the Issuer's liquidation, dissolution or winding up, the holders shall receive a liquidation preference equal to 120% of the stated value per share of Series D Preferred Stock. At any time on or after the issuance date, the holder of any shares of Series D Preferred Stock may, at the holder's option, elect to convert all or any portion of the Series D Preferred Stock held by such person into a number of fully paid and nonassessable shares of Common Stock equal to the quotient of (i) the stated value ($40.00 per share) of the Series D Preferred Stock being converted divided by (ii) the conversion price, which initially is $0.80 per share, subject to certain adjustments. The Fund may not acquire shares of Common Stock upon conversion of any of the Series A, B, C or D Preferred Stock to the extent that, upon conversion, the number of shares of Common Stock beneficially owned by the Fund and its affiliates would exceed 9.9% of the issued and outstanding shares of Common Stock of the Issuer; provided that this restriction on conversion can be waived at any time by the Fund upon 61 days notice.

Exchange Agreement

         In addition to the Purchase Agreement, the Fund also entered into an Exchange Agreement (the "Exchange Agreement") with the Issuer, whereby (i) the Fund's Series J Warrant to purchase 747,870 shares of the Issuer's Series C Preferred Stock that the Fund received pursuant to a financing with the Issuer which closed on November 5, 2007, as disclosed in the Issuer's Form 8-K filed on November 7, 2007, will be cancelled, and (ii) all additional outstanding warrants owned by the Fund to purchase an aggregate amount of 19,356,555 shares of the Issuer's Common Stock will be exchanged for 216,793 shares of Series D Preferred Stock.

Board of Directors

         Pursuant to the terms of the Purchase Agreement, the Issuer's Board of Directors shall be reduced to 7 persons and the Fund will maintain the right to designate (as the majority (and sole) owner of the Series D Preferred Stock outstanding at such time) 1 of the 7 directors so long as at least 20% of the Series D Preferred Stock remains outstanding. However, if the Issuer fails to meet certain performance targets as set forth in the Purchase Agreement, the Board of Directors shall be reduced to 5 persons and the Fund will maintain the right to appoint (as the majority (and sole) owner of the Series D Preferred Stock outstanding at such time) a majority of the directors so long as at least 20% of the Series D Preferred Stock remains outstanding. In addition, the Fund may appoint a designee to attend and observe, but not to vote at, all annual and special meetings of the Issuer's Board of Directors.

                                Page 6 of 9 pages

Other Agreements

         A Management Lock-Up Agreement, an Investor Lock-Up Agreement and an Escrow Agreement were also entered into in connection with the execution of the Purchase Agreement.

General

         The Fund acquired the Issuer's securities for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 2,438,046 shares of Common Stock, representing 9.99% of all of the issued and outstanding shares of Common Stock. After giving effect to the closing under the Purchase Agreement (and the cancellation of warrants having 9.99% beneficial ownership limitations), the Fund will beneficially own 2,413,668 shares of Common Stock, representing 9.9% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 24,019,332 shares of Common Stock outstanding as of as of April 14, 2008, as reported by the Issuer's Quarterly Report on Form 10-Q filed April 14, 2008.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 2,438,046 shares of Common Stock reported herein.

         (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above.

                                Page 7 of 9 pages

ITEM 7.  Material to be Filed as Exhibits.

         Exh. #   Description
         ------   -----------

         1.       Joint Filing Agreement

         2. Form of Series D Convertible Preferred Stock Purchase Agreement, dated as of May 29, 2008.*

         3.       Form of Exchange Agreement, dated as of May 29, 2008.*

         4. Form of Certificate of Designation of Rights and Preferences of Series D Convertible Preferred Stock.*

         5.       Form of Management Lock-Up Agreement, dated as of May 29,
                  2008.*

         6.       Form of Investor Lock-Up Agreement, dated as of May 29, 2008.*

         7.       Escrow Agreement dated as of May 29, 2008.*

         -------------

         * Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on May 30, 2008.



                                Page 8 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the Fund


                                Page 9 of 9 pages

                                   SCHEDULE I

         The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

DIRECTORS
---------

         Adam Benowitz (US Citizen)
         Managing Member
         Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
         New York, New York 10019

         Robert Arnott (British/Cayman Citizen)
         Box 31695
         One Breezy Pines
         Bel Air Drive, South Sound
         Grand Cayman KY1-1207
         Cayman Islands
         Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

         Peter Young (Cayman Citizen)
         27 Hospital Road, George Town
         Grand Cayman KY-1109
         Cayman Islands
         Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

EXECUTIVE OFFICERS
------------------

         None.

                                  EXHIBIT INDEX

Exh. #   Description
------   -----------

1.       Joint Filing Agreement

2. Form of Series D Convertible Preferred Stock Purchase Agreement, dated as of May 29, 2008.*

3.       Form of Exchange Agreement, dated as of May 29, 2008.*

4. Form of Certificate of Designation of Rights and Preferences of Series D Convertible Preferred Stock.*

5.       Form of Management Lock-Up Agreement, dated as of May 29, 2008.*

6.       Form of Investor Lock-Up Agreement, dated as of May 29, 2008.*

7.       Escrow Agreement dated as of May 29, 2008.*

-------------

* Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on May 30, 2008.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.0001 per share, of Edgewater Foods International, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 10, 2008


                                       ADAM BENOWITZ

                                       VISION CAPITAL ADVISORS, LLC

                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the Fund